Exhibit 99.1

Qihoo 360 Announces Changes to Board of Directors

BEIJING, December 11, 2014 /PRNewswire/ --  Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU), a leading Internet company in China, today announced changes to its Board of Directors.  Ms. Wenjiang Chen has resigned from the Company's Board of Directors effective immediately.  Upon her resignation, Ms. Chen will serve as the Company's strategy advisor going forward. The Board of Directors of the Company (the “Board”) has appointed Dr. Jianwen Liao as an independent director of the Company, as well as a member of the Audit Committee and a member of the Corporate Governance and Nominating Committee, effective immediately. The Board has also appointed Dr. Ming Huang as the Chairman of Audit Committee upon the effectiveness of Ms. Chen’s resignation.

Dr. Jianwen Liao is the Associate Dean, Academic Director of Innovation Center, and Professor of Managerial Practice in Strategy, Innovation and Entrepreneurship at the Cheung Kong Graduate School of Business. His professional experience spans across North America and Asia. He was a tenured associate professor at the Stuart School of business, Illinois Institute of Technology during 2006 to 2012. Additionally, he held various visiting professor positions at Hong Kong University of Science and Technology, China European International Business School (CEIBS) and Peking University. Dr. Liao is primarily engaged in cross disciplinary research in strategy, innovation and entrepreneurship, and in particular the interactions between new economy and traditional economy. He has won several awards for his research and teaching, including the research grant awards from the US Small Business Administration (2007, 2008) and the Excellence in Teaching Award in 2009 at Stuart School of Business at Illinois Institute of Technology.  Dr. Liao also serves as an independent director at Colour Life Services Group Co. (HKSE: 1778), China Mengniu Dairy Company Limited (HKSE: 2319) and 361 Degrees International Limited (HKSE: 1361). Dr. Liao received his Bachelor of Engineering from Northeastern University in July 1988, his Master of Economics from Renmin University of China in February 1991 and his Ph.D of Business Administration from Southern Illinois University at Carbondale in August 1996.

Dr. Ming Huang has been an independent director of the Company since March 2011. He has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005 and a professor of finance at China-European International Business School (CEIBS) since July 2010. Dr. Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Dr. Huang's academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Dr. Huang also serves as an independent director at JD.com (Nasdaq: JD) , Yingli Green Energy Holding Company Limited (NYSE: YGE), Fantaisa Holdings Group Co., Ltd. (HKSE: 1777), WH Group Limited (HKSE: 0288), and China Medical System Holdings Ltd. (HKSE: 0867). Dr. Huang received his bachelor's degree in physics from Peking University, his doctorate degree in theoretical physics from Cornell University and his doctorate degree in finance from Stanford University.

Commenting on the changes, Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360, said, " On behalf of the Board, I wish the best to Ms. Chen’s new endeavor. We appreciate her instrumental contribution to strengthen Qihoo 360’s corporate governance and will continue to seek her insight and advice on a variety of issues in the future.”

"I also would like to welcome Dr. Liao to the Board. We believe Dr. Liao's strong academic background and professional experience will help the Company's Board continue to fulfill its ongoing commitment to solid corporate governance and long-term shareholder value."

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, the management's quotations and the "Business Outlook" section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company's ability to continue to innovate and provide attractive products and services to attract and retain users; the Company's ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company's ability to leverage its user base to attract customers for our revenue-generating services; and the Company's dependence on online advertising for a substantial portion of our revenues; and the Company's ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 25, 2014.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd. In China:
Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley or Glenn Garmont

Tel: +1 (212) 481-2050

E-mail: qihu@tpg-ir.com